Exhibit 99.2

Combination of Acergy and Subsea 7
Creating a global leader in seabed-to-surface engineering and construction

June 21, 2010

Disclaimer

Certain statements contained in this communication may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected completion and benefits of the proposed combination transaction.  The forward-looking statements reflect the current views and assumptions of Subsea 7 and Acergy and are subject to risks and uncertainties.  The following factors, and others which are discussed in Acergy’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of our two businesses and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.  Neither Subsea 7 nor Acergy undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

Presentation team

Kristian Siem, Subsea 7 Chairman
Chairman designate

Sir Peter Mason, Acergy Chairman
Senior Independent Director designate

Jean Cahuzac, Acergy CEO
CEO designate, Director designate

Mel Fitzgerald, Subsea 7 CEO
Director designate

Agenda

■	Section 1 - Strategic rationale

■	Section 2 - Combination structure, terms and governance

■	Section 3 - Q&A

Section 1
Strategic rationale

A global leader in seabed-to-surface engineering and construction

■	A market value of $5.41 billion and a global organisation of 12,000 people
■	The capability and resources to address the worldwide growth in size and complexity of subsea projects
■	Enhanced local presence in all major offshore oil and gas regions
■	Expected annual synergies of at least $100 million
■	A backlog of $5.32 billion with a complementary mix by contract type and geographical region

Notes
1.
Based on Acergy share price of NOK 100.60 as at June 18, 2010, the last trading day prior to this announcement, 184,120,327 outstanding Acergy common shares and 156,843,242 new Acergy shares, and a NOK-USD exchange rate of 6.3543

2.	As at May 31 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7

Complementary businesses able to deliver a step-change in service for clients

■	Full spectrum of subsea services – SURF, Conventional and Life-of-Field

■	High-end diversified fleet of 43 vessels

■	Extensive fabrication and onshore facilities

■	Greater depth of project management, engineering and technical expertise

■	Access to high value technologies

Complementary fit to provide full spectrum of subsea services

Complementary, well diversified high-end fleet

■	43 vessels comprising 22 from Acergy and 21 from Subsea 7
■	Acergy brings J-lay capability through Acergy Polaris, Acergy Borealis from 2012 and Sapura 3000
■	Subsea 7 brings rigid reel-lay capability through Seven Oceans and Seven Navica
■	Acergy brings conventional pipelay and heavy lift, including S-lay to the combined entity
■	The combined entity will have a high-specification flexlay fleet with access to product via NKT Flexibles
■	Subsea 7 adds additional diverless construction capacity and capability
■	Both parties bring new state-of-the-art DSVs
■	Combined IRM/survey fleet positions the combined entity to target the growing Life-of-Field market

Enhanced revenue diversification

Note
1	Combined FY 2009 Revenues for continuing operations, excluding corporate / other and revenue from Sapura Acergy and other non-consolidated JVs

Backlog strengthens presence in key regions

Note
1	As at May 31 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7

Backlog fit provides strong basis for future growth

Note
1	As at May 31 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7

Synergies

■	Based on preliminary analysis, annual synergies of at least $100 million are expected to be realised within 3 years of completion
■	Operating costs:
■	Overhead optimisation
■	Reduced combined tendering costs
■	Supply chain cost synergies / economies of scale

■	Vessel fleet:
■	More efficient fleet deployment & scheduling, including fewer intercontinental transits

Section 2
Combination structure, terms and governance

Key combination terms

■	All-share combination based on market values of Acergy and Subsea 7
■	Acergy 54%, Subsea 7 46%
■	Issue of new Acergy shares to be extended to any Subsea 7 shares that are issued upon conversion or exercise of options and / or bonds prior to completion
■	Combination to be effected through Cayman Island scheme of arrangement
■	Subject to Acergy and Subsea 7 shareholder approval, regulatory approvals and other customary closing conditions
■	Siem Industries, representing approximately 20%1 of the combined entity’s outstanding common shares has agreed to vote irrevocably in favour of the combination
■	Completion is anticipated towards the end of 2010 or first quarter of 2011

Note
1	Based on a holding of 65,247,545 shares in Subsea 7 as at May 18, 2010

Combination structure and relationship agreement

Combination structure
■	Combination to be effected by way of a scheme of arrangement with Acergy as the acquirer
■	Subsea 7 common shareholders to receive 1.065 Acergy common shares for every Subsea 7 common share representing in aggregate a 46% ownership of the combined company
■	New entity to be named “Subsea 7”

Relationship Agreement highlights
■	Siem Industries to have the right to appoint two directors if holding remains >80% of its percentage holding at completion; 1 director if holding remains >10% of the outstanding shares
■	Siem Industries not to increase holding >24.9% for 30 months from June 21, 2010
■	Siem Industries can sell down a maximum of 20% of holding during 6 months from completion

Governance

Board of Directors			Executive Management

■	Chairman: Kristian Siem	■	CEO: Jean Cahuzac

■	Senior Independent Director: Sir Peter Mason*	■	CFO: Simon Crowe

■	Director and CEO: Jean Cahuzac	■	COO: John Evans

■	Director: Mel Fitzgerald	■	Other positions to be announced in due course

■	Director: Dod Fraser*

■	Director: Arild Schultz1

■	Director: Allen Stevens*

■	Director: Trond Westlie*

■	Director: Additional director to be appointed upon completion

■	The combined entity will have a nine member Board, which will comprise a majority of independent directors

■
Acergy and Subsea 7 will initially each nominate four Directors to the new Board. The ninth member of the Board will be selected by the Chairman of Subsea 7 and Chairman of Acergy, and appointed to the Board upon completion

Note
* 1
Denotes independent director of the board
Mr. Schultz will not be considered an “Independent Director” as defined in the Combination Agreement. However he does meet the criteria for independence under the Oslo Stock Exchange and NASDAQ independence rules

Section 3
Q&A